UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of September 2022
Commission File Number: 001-38281

ERYTECH Pharma S.A.
(Translation of registrant’s name into English)

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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Half-Year Financial Report for the Six Months Ended June 30, 2022
On September 12, 2022, the Company issued a report announcing its financial results for the first half of 2022. The Company’s half-year financial report, including its condensed consolidated financial statements as of June 30, 2022, is attached to this Report on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Half-Year Financial Report, including the Company’s condensed consolidated financial statements as of June 30, 2022

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date:	September 12, 2022	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer